Merger of Akebia Therapeutics, Inc. and Keryx Biopharmaceuticals, Inc. Creating a Fully Integrated Company Focused on the Development and Commercialization of Therapeutics for Patients with Kidney Disease June 28, 2018 Filed by Akebia Therapeutics, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 001-36352 Subject Company: Keryx Biopahrmaceuticals, Inc. Commission File No.: 000-30929 Date: June 28, 2018

Forward-Looking Statements These materials contain forward-looking statements within the meaning of the federal securities law. Such statements are based upon current plans, estimates and expectations that are subject to various risks and uncertainties. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “predict,” “potential,” “opportunity” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the merger; the ability of the parties to complete the merger considering the various closing conditions; the potential benefits of vadadustat; the timing of availability of top-line results from Akebia’s clinical trials of vadadustat; revenue growth; the expected benefits of the merger, such as efficiencies, the expected management team, cost savings, synergies, the ability to deliver value, the potential to maximize sales, the ability to build launch momentum for vadadustat in the U.S., enhanced revenues, growth potential, market profile, financial strength, and financial flexibility; the competitive ability and position of the combined company; the strategy of the combined company; the potential market opportunity of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Akebia’s and Keryx’s plans, estimates or expectations could include, but are not limited to: (i) Akebia or Keryx may be unable to obtain stockholder approval as required for the merger; (ii) conditions to the closing of the merger may not be satisfied; (iii) the merger may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the merger on the ability of Akebia or Keryx to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Akebia or Keryx does business, or on Akebia’s or Keryx’s operating results and business generally; (v) Akebia’s or Keryx’s respective businesses may suffer as a result of uncertainty surrounding the merger and disruption of management’s attention due to the merger; (vi) the outcome of any legal proceedings related to the merger; (vii) Akebia or Keryx may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; (x) the risk that Akebia or Keryx may be unable to obtain governmental and regulatory approvals required for the transaction, or that required governmental and regulatory approvals may delay the transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the merger or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; and (xiv) other risks to the consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect the future results of Akebia and Keryx are set forth in their respective filings with the SEC, including each of Akebia’s and Keryx’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Akebia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors” and Item 1A of Keryx’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 under the heading “Risk Factors.” The risks and uncertainties described above and in Akebia’s most recent Quarterly Report on Form 10-Q and Keryx’s most recent Quarterly Report on Form 10-Q are not exclusive and further information concerning Akebia and Keryx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Akebia and Keryx file from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Akebia and Keryx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information About Akebia Therapeutics, Inc. Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor biology. For more information, please visit our website at www.akebia.com, which does not form a part of this release. About Keryx Biopharmaceuticals, Inc. Keryx Biopharmaceuticals, Inc., headquartered in Boston, Massachusetts, is focused on the development and commercialization of innovative medicines that provide unique and meaningful advantages to people with kidney disease. The Keryx team works with passion to advance the care of people with this complex disease. This dedication has resulted in two FDA-approved indications for Keryx’s first medicine, Auryxia (ferric citrate) tablets. For more information about Keryx, please visit www.keryx.com. Additional Information and Where to Find It In connection with the proposed merger, Akebia Therapeutics and Keryx Biopharmaceuticals plan to file with the SEC and mail or otherwise provide to their respective shareholders a joint proxy statement/prospectus regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, AKEBIA’S AND KERYX’S RESPECTIVE shareholders ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF AKEBIA AND KERYX WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Akebia and Keryx, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Akebia and Keryx make available free of charge at www.akebia.com and www.keryx.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC. Participants in the Solicitation This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Akebia Therapeutics, Keryx Biopharmaceuticals and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Akebia and Keryx in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Akebia’s directors and officers in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of shareholders, which was filed with the SEC on April 30, 2018. Security holders may obtain information regarding the names, affiliations and interests of Keryx’s directors and officers in Keryx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and the Amendment No. 1 on Form 10-K/A, which was filed with the SEC on April 30, 2018, and its definitive proxy statement for the 2018 annual meeting of shareholders, which was filed with the SEC on May 31, 2018. To the extent the holdings of Akebia’s securities by Akebia’s directors and executive officers or the holdings of Keryx securities by Keryx’s directors and executive officers have changed since the amounts set forth in Akebia’s or Keryx’s respective proxy statement for its 2018 annual meeting of shareholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the joint proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Akebia’s website at www.akebia.com and Keryx’s website at www.keryx.com.

Creating a Leader in Kidney Disease Therapies Fully integrated Potential to maximize Auryxia® sales Builds launch momentum for vadadustat in the U.S., subject to FDA approval Partner of choice for renal community 1. Hypoxia Inducible Factor - Prolyl Hydroxylase Inhibitor 2. Chronic Kidney Disease 3. Non Dialysis Dependent 4. Dialysis Dependent Products/ Product Candidates Capabilities Leadership R&D infrastructure Strong relationships with renal companies Otsuka, Mitsubishi Tanabe, Vifor Experienced renal leadership team Vadadustat, an investigational, oral Phase 3 HIF-PHI1 for anemia due to CKD2 Auryxia® approved in two CKD-related indications: iron deficiency anemia in NDD3 patients and hyperphosphatemia in DD4 patients Commercial infrastructure focused on nephrology Strong leaders with long-standing commercial relationships with nephrology community

Renal Portfolio and Scale Create a Well-Positioned Renal Company 0 - $1B Fully Integrated Development Market Capitalization $1B - $10B U.S. Renal Franchises Commercial $10B+ Renal Competitive Landscape The combined company will have significant financial strength and flexibility with a highly complementary nephrology portfolio

Who is Keryx Biopharmaceuticals? Team of people working with passion to advance the care of people with kidney disease Kidney care experts, including nephrologists, renal dietitians, nurses and industry veterans in nephrology Striving to raise awareness of the kidney disease epidemic, give voice to this underserved population, and help healthcare professionals improve the care of patients Patients have been and continue to be at the center of their 20-year corporate history

Auryxia is Approved in 2 Indications in the U.S.: Iron Deficiency Anemia in Non-Dialysis & Hyperphosphatemia in Dialysis AURYXIA® (ferric citrate) tablets 1 2 An iron replacement product indicated for the treatment of iron deficiency anemia in adult patients with chronic kidney disease not on dialysis Auryxia® is a phosphate binder indicated for the control of serum phosphorus levels in adult patients with chronic kidney disease on dialysis AND

Potential to Deliver Innovative Therapies to Advance Care and Improve Outcomes for Kidney Disease Patients Iron deficiency anemia (NDD) – Auryxia® Anemia associated with CKD (DD&NDD) – Vadadustat In development, subject to FDA approval Hyperphosphatemia (DD) – Auryxia Approved and Target Indications + The combined company will continue to identify, develop and commercialize new therapeutic options to address the needs of patients with kidney disease

What this Means for Employees Combined company to leverage complementary nature of Akebia and Keryx Potential to provide employees with greater opportunities New company to reflect the capabilities and talent of both organizations Mission is clear: to continue to identify, develop and commercialize new therapeutic options for the unmet needs of patients with kidney disease Between now and close (end of 2018), Akebia and Keryx will continue to operate as independent companies Expect today’s announcement to have minimal impact on day-to-day operations until post-close Please do not talk about Auryxia and if you get any questions, please do no comment

Next Steps Akebia and Keryx will continue to operate as separate companies Imperative that we continue to stay focused on our work as we continue to execute against our plans to bring vadadustat to market We have started the integration planning process – assembling an integration team, which will be made up of employees of both companies Consistent with our company policy, if you receive any inquiries from the media, government officials, analysts or investors, or anyone you do not know, please do not comment and forward such inquiries to John Garabo at (917) 892-2514 In accordance with our social media protocol, do not provide any commentary on the transaction on social media platforms or respond to any outside inquiries Please reach out to your manager if you have any questions following today’s townhall Thank you for all that you do for Akebia!

Questions